MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial conditions and results of operations for the years ended December 31, 2024, 2023, and 2022 of Xtra-Gold Resources Corp. ("Xtra-Gold" or the "Company") should be read in conjunction with the consolidated financial statements and the related notes to our consolidated financial statements and other information presented in our annual report on Form 20-F which has been filed with the Securities and Exchange Commission (the "SEC") and can be viewed at www.sec.gov and has also been filed with SEDAR+ and can be viewed at www.sedarplus.ca. Our consolidated audited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP").

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2024, 2023 and 2022 and our annual report on Form 20-F, can be viewed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report.

Highlights for the Year Ended December 31, 2024

During the year ended December 31, 2024:

  in connection with our gold recovery operations, we produced 4,070 ounces of raw gold.  We sold 3,521 fine ounces of gold at an average price of US$2,264 per ounce.

  cash on hand, excluding restricted cash, increased to $8.2 million at December 31, 2024, from $7.2 million at December 31, 2023.

  a total of 65 diamond core drillholes totaling 14,728 m were completed by the Company's in-house drilling crews on the Kibi Gold Project.

  on October 16, 2024, the Company announced the results of an updated Mineral Resource Estimate for the Kibi Gold Project, including 1,058,200 ounces of gold in the Indicated category (27,532,000 tonnes at an average grade of 1.20 g/t gold) and an additional 180,700 ounces of gold in the Inferred category (5,694,000 tonnes at an average grade of 0.99 g/t gold), at a cut-off grade of 0.5 g/t gold.

  exploration drilling advancing the early-stage Orange No. 5 and Lone Tree resource expansion targets with potential to significantly increase Kibi Gold Project gold resource base.

Management Changes

On April 27, 2023, Todd Gibson was appointed to the Board of Directors.  Victor Nkansa, the Company's CFO since 2015, died in an auto accident which was press released on August 1, 2023.  William Asiedu, who has been our Chief Accountant at our mine camp for 10 plus years, replaced Mr. Nkanasa.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zones 1 - 4 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

●  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

 ● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion / definition drilling of resource expansion targets, follow up drilling of early stage gold targets  and scout drilling of prospective litho-structural gold settings  within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng, Pameng, Banso and Muoso properties in 2024.  We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2025 budget to carry out our plan of operations is approximately $2,350,000 as follows and as disclosed in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview:

Soil sampling / trenching	$500,000
Drilling	850,000
Administration	750,000

Stock-based compensation (non-cash)	250,000
TOTAL	$2,350,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on funds from gold recovery from alluvial operations, equity and debt financings to finance its ongoing operations.  Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company's operations over the next year.  During the current year and subsequent to 2024, we will not require additional capital to implement our plan of operations.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding. These factors raise doubt about the Company's ability to continue as a going concern.

Trends

Gold prices closed in 2024 at $2,641 per ounce, above the 2024 average of $2,393 per ounce.  Gold price minimum and maximum both increased in 2024 as compared to 2023. Gold prices saw continued strength through 2024 and into 2025.  We continue to see positive indicators for gold prices in the future.

In 2024, many incumbent governments were defeated, which provided economic uncertainty. Further, government spending has created inflation which resulted in increased interest rates in many countries.  Rates have begun to fall back as governments struggle with the economic effects of deficits and debts. Geopolitical events have created uncertainty which will likely affect all fiat currencies. Indications of a move against the US dollar as the world reserve currency in the near future could also create in strength for gold prices.  As a result, the comparative strength of the US dollar is expected to be reduced in 2025.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2024 and previous two years are as follows:

	2024	2023	2022
High	$2,800	$2,087	$2,039
Low	1,995	1,809	1,629
Average	2,392	1,944	1,801

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  The US Federal Reserve has raised interest rates to combat inflation, and has indicated that increases are less likely going forward and reductions are more likely.  The future focus will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet.  Any further economic wobble or extension of the time to address the underlying issues could create uncertainty about the US economy, which would be good for gold prices.

Overall, a stronger U.S. dollar may lead to reduced interest in the gold exploration sector.

Failure to File and Cease Trade Order and Revocation

On April 4, 2025, the Ontario Securities Corporation ("OSC") issued a Failure to File Cease Trade ("FFCTO") order against the company for a failure to file its annual financial information.  The FFCTO was originally issued on the basis that the Company had not filed its 2024 annual filings in accordance with the filing deadlines contained in National Instrument 51-102 Continuous Disclosure Obligations.

Following a review of submissions made by the Company, the OSC has determined that Company is an SEC Foreign Issuer as defined in National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers ("NI 71-102"). Under NI 71-102, the Company satisfies its continuous disclosure obligations in Canada, including filing deadlines, by complying with U.S. federal securities laws. As a result, the Company has a filing deadline of April 30, 2025, for its 2024 annual filings.  On April 11, 2025, the OSC revoked the FFCTO and shares of the company resumed trading on the TSX.

Possible Delay in Filing the Year-End Reporting Documents

The Company filed for an extension to submit our year-end documents by latest on May 15, 2025.

As a precaution if the above deadline is missed, the Company also applied to the Ontario Securities Commission, as principal regulator for the Company, for the imposition of a management cease trade order ("MCTO") under National Policy 12-203 - Management Cease Trade Orders ("NP 12-203") throughout the duration of a possible default (see Press Release dated April 23, 2025).

Summary of the last five fiscal years ending December 31

	2024	2023	2022	2021	2020
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	2,725,147	876,539	1,564,849	2,045,713	2,297,023
Net gain attributable to non-controlling interest	(249,735)	(180,652)	(133,082)	(121,545)	(141,782)
Income tax	(800,000)	(861,815)	(800,000)	(1,088,192)	(294,992)
Net income (loss) Xtra-Gold Resources Corp.	1,675,412	(165,928)	631,767	835,976	1,860,249
Basic and diluted income (loss) attributable to common shareholders per common share	0.04 0.03	0.00 0.00	0.01 0.01	0.02 0.02	0.04 0.04
Total current assets	12,745,891	10,286,645	10,178,896	9,127,160	7,739,823
Total assets	14,224,051	11,860,586	11,881,013	10,758,031	9,340,942
Total current liabilities	1,991,105	1,519,103	1,406,679	1,122,483	426,819
Total liabilities	1,991,105	1,519,103	1,406,679	1,122,483	426,819
Working capital	10,754,786	8,767,542	8,772,217	8,004,677	7,313,004
Capital stock	45,995	46,201	46,447	46,688	46,817
Total equity	12,232,946	10,341,483	10,474,334	9,635,548	8,914,123
Total Xtra-Gold Resources Corp. stockholders' equity	11,860,673	10,218,945	10,532,448	9,826,744	9,226,864
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,065,555	46,361,078	46,542,900	46,779,574	46,645,387
Basic and diluted weighted average number of common shares outstanding	48,989,055	46,361,078	48,822,024	48,925,574	49,033,887

Summary of Quarterly Results

Three Months Ended	Net Income (Loss) $	Basic and Diluted Income (Loss) Per Share $

December 31, 2024	$(713,202)	$(0.02)
September 30, 2024	1,462,598	$0.03
June 30, 2024	664,764	0.01
March 31, 2024	510,987	0.01
December 31, 2023	(1,757,170)	(0.04)
September 30, 2023	513,633	0.01
June 30, 2023	705,064	0.02
March 31, 2023	553,197	0.01
December 31, 2022	(164,659)	(0.00)
September 30, 2022	(70,252)	(0.00)
June 30, 2022	(55,360)	(0.00)
March 31, 2022	922,038	0.02

Results of Operations for the Year Ended December 31, 2024 as Compared to the Year Ended December 31, 2023 and December 31, 2022

Our company reported a net income after tax for the year ended December 31, 2024 of $1,675,412 (December 31, 2023 - loss of $165,928, December 31, 2022 - income of $631,767).  Our company's basic and diluted gain per share for the year ended December 31, 2024 was $0.04 and $0.03 respectively (December 31, 2023 - loss of $0.00, December 31, 2022 - income of $0.01).  A small earnings per share differential in 2024 is due to the in the money stock options.  All years benefited from gold recovery results and from other income, being dividends and interest.  The write down of private investments in 2024 and the impairment charge against private investments in the 2023 year was a significant component of the loss, as were foreign exchange losses.

The weighted average number of shares outstanding was 46,065,555 (December 31, 2023 - 46,361,078, December 31, 2022 - 46,542,900).  Average shares outstanding were reduced in all years through share repurchases. Average fully diluted shares in 2023 were 48,989,055 (2023 - 46,361,078, 2022 - 48,822,024), with the difference being in the money stock options.  These items did not materially affect earnings per share, although the 2024 earnings per share reported an adjustment due to rounding.

We incurred expenses of $1,666,704 in the year ended December 31, 2024 (December 31, 2023 - $1,424,430, December 31, 2022 - $1,705,057).  Exploration expense increased slightly in 2024 as compared to 2023 due to work on a new resource estimate. Exploration expense decreased slightly in 2023 as fewer drilling supplies were purchased as compared to 2022. We expense all exploration costs.  Depreciation in 2024 was slightly lower than the 2023 depreciation level due to minimal asset additions in 2024.  Depreciation in 2023 was slightly lower than the 2022 depreciation level due to minimal asset additions in 2023.  Depreciation in 2022 increased slightly as the addition of a pickup truck and a drill mostly offset the reduced depreciation on the remaining fixed asset base.  General and administrative expense in 2024 of $653,238 increased from the 2023 expense of $442,552 and increased from $535,147 in 2022.  Most of the difference in general and administrative expense was created by stock-based compensation. Non-cash stock-based compensation expense was $139,138 in 2024, $23,750 in 2023, and $237,078 in 2022.  The Company granted 275,00 stock options in 2024.  The Company granted 62,500 stock options in 2023.  The Company granted 450,000 stock options in 2022 and extended the terms of the other remaining options.

Exploration activities for the 2024 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). With exploration efforts highlighted by the release of an updated mineral estimate for the Company's flagship Kibi Gold Project in the December 2024 quarter (see the Company's news release of October 16, 2024).  Sixty-five (65) diamond core boreholes totalling 14,728 m were completed by the Company's in-house drilling crews in 2024. Exploration drilling during the first half of the year was primarily dedicated to the further expansion / definition of the Boomerang gold system (formerly Boomerang East & Boomerang West targets), with drilling efforts in the latter half of the year geared towards the identification of new mineralization expansion opportunities within the broader Zones 1 - 4 mineralized footprint area.

Gold mineralization within the mineral footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins typically, hosted within or spatially associated with F1-or F2-folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with diorite bodies having an interpreted Belt-type granitoid affinity.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as Chifeng Gold's Hwini-Butre deposit (formerly Gold Star Resources) at the southern extremity of the Ashanti gold belt.

Exploration activities for the first half of 2024 focussed on mineralization expansion / definition drilling at the Boomerang gold system (5,260 m) and scout drilling targeting multiple mineralized expansion targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure (2,111 m).

The Boomerang gold system is characterized by a series of structurally parallel gold shoots or sub-deposits occupying the north-western limb of an apparent, moderate NE-plunging, open (meso-scale) F2 synclinal hinge structure. With the gold mineralization characterized by tensional arrays of auriferous quartz-carbonate veins primarily hosted within or spatially associated with folded / strained diorite, and/or metasedimentary rock - diorite contacts. Drilling to date has delineated the stacked, multi-shoot Boomerang gold system over approximately 650 m strike, 750 m down-plunge and 370 m cross-plunge distances, respectively.

The assay results for the 17 drill holes (5,469.5 m) completed from early December 2023 to mid-April 2024, were reported by the Company on June 11, 2024, including the following highlights:

Definition Drilling (Boomerang - "Upper Shoots" Mineralization Package)

- 10.0 m at 2.13 grams per tonne gold ("g/t Au"), including 3.0 m at 4.31 g/t Au, from 200 m; and 5.0 m at 1.49 g/t Au from 248 m in KBDD24554

- 10.0 m at 0.81 g/t Au, including 4.5 m at 1.37 g/t Au, from 26 m; and 22.0 m at 1.17 g/t Au, including 2.0 m at 6.54 g/t Au, from 67 m in KBDD24546

- 3.0 m at 6.39 g/t Au from 227 m in KBDD24548

- 3.0 m at 3.21 g/t Au from 14.5 m in KBDD23543

- 8.0 m at 1.22 g/t Au, including 1.5 m at 4.89 g/t Au, from 239 m in KBDD24551

Definition Drilling (Boomerang - Main "Lower Shoot" & Footwall Shoot)

- 6.0 m at 2.92 g/t Au from 302 m; and 18.0 m at 2.19 g/t Au, including 9.0 m at 3.02 g/t Au, from

331 m in KBDD24545 (Lower Shoot)

- 31.0 m at 0.62 g/t Au, including 10.0 m at 1.02 g/t Au and 6.0 m at 1.03 g/t Au, from 361 m in KBDD24554 (Lower Shoot)

- 17.0 m at 1.50 g/t Au, including 4.0 m at 3.76 g/t Au, from 412 m in KBDD24548; and 14.0 m at 0.80 g/t Au, including 6.0 m at 1.15 g/t Au, from 236 m in KBDD23543 (Footwall Shoot)

Expansion Drilling (Boomerang - Lower Shoot & SW Shoots)

- 18.0 m at 0.95 g/t Au, including 6.0 m at 1.42 g/t Au, from 316 m in KBDD23542 (Lower Shoot)

- 6.0 m at 2.97 g/t Au, including 3.0 m at 5.41 g/t Au, from 116 m in KBDD24552 (SW Shoots)

Exploration efforts for the second half of 2024 were dedicated to a drilling initiative (7,357 m) targeting multiple mineralization-growth opportunities across the broader Zones 1 - 4 mineralized footprint area. With the multifaceted drilling program targeting potential extensions to existing mineralized bodies (18 holes totalling 4,238 m), promising early-stage gold prospects identified by previous scout drilling (11 holes totalling 1,538 m) and prospective litho-structural gold settings generated by recently completed 3D VTEM / TMI inversion models-based geological modelling (7 holes totalling 1,581 m).

The assay results for the 49 drillholes (10,682 m) completed from mid-April to mid-December 2024, were reported by the Company on February 26, 2025, including the following highlights:

Orange No. 5 - Resource Expansion Target (step-out drill fence 100 m SW of original scout drilling)

- 13.0 m at 1.46 grams per tonne gold ("g/t Au"), including 4.0 m at 3.40 g/t Au, from 34 m; and 10.0 m at 1.05 g/t Au, including 4.0 m at 1.81 g/t Au, from 60 m in KBDD24597

- 29.5 m at 0.73 g/t Au, including 4.5 m at 1.81 g/t Au, from 0.0 m in KBDD24593

- 13.5 m at 0.65 g/t Au, including 1.5 m at 2.08 g/t Au, from 1.0 m in KBDD24591

- 9.0 m at 0.41 g/t Au from 22 m; 15.0 m at 0.40 g/t Au from 68 m; 8.0 m at 0.48 g/t Au from

104 m; and 35.0 m at 0.30 g/t Au from 137 m in KBDD24599

Lone Tree - Resource Expansion Target (100 m step-out NE of previous scout drilling)

- 27.0 m at 0.72 g/t Au, including 4.0 m at 1.55 g/t Au, from 131.0 m in KBDD24594

South Ridge - MRE Body (down-dip expansion / infill)

- 23.0 m at 0.72 g/t Au, including 13.0 m at 1.05 g/t Au, from 206 m in KBDD24562

- 14.0 m at 1.65 g/t Au, including 4.0 m at 4.38 g/t Au, from 127 m in KBDD24569

Boomerang-SW Shoots - MRE Body (expansion / delineation)

- 24.0 m at 0.72 g/t Au, including 9.0 m at 1.24 g/t Au, from 22 m in KBDD24557

- 30.0 m at 0.60 g/t Au, including 4.0 m at 1.55 g/t Au, from 185 m in BFDD24029

- 7.5 m at 1.81 g/t Au, including 3.5 m at 3.57 g/t Au, from 137 m in KBDD24564

New Mineralization (scout drilling discovery within "blind" diorite body)

- 4.5 m at 1.19 g/t Au, including 1.5 m at 2.83 g/t Au, from 178.5 m in KBDD24560

Drilling efforts successfully confirmed the strike- and down-dip extensions of the Orange No. 5 (Zone 4) and Lone Tree (Zone 1) mineralized expansion targets; further defined the down-dip continuity of the mineralization within the central portion of the Southridge resource body to approximately 400 m; continued to delineate the geometry and lateral extent of the SW Shoots mineralization package at the Boomerang gold system; and discovered new gold mineralization by scout drilling of "blind" diorite body lying at the core of Zone 3 mineralization-controlling synclinorium fold structure.

The Lone Tree and Orange No. 5 mineralized expansion targets represent new, metasedimentary rock hosted, gold mineralization settings for the Kibi Gold project. With the Lone Tree target interpreted as limb-parallel shear situated on the western limb of a 1st-order F2 anticlinorium fold structure ("Central Fold") and the Orange No. 5 target situated along the hanging wall of a regional D2 shear ("Zone 2 Bounding Shear"), approximately 2 km southwest of the currently defined mineralized footprint.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2024 year.

Exploration activities for the 2023 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the Zone 3 mineralization expansion target generation drill program initiated in 2021.  Sixty-one (61) diamond core boreholes totalling 14,115 metres ("m") were completed by the Company's in-house drilling crews in 2023, including 49 holes (12,202 m) dedicated to the further expansion / definition of the Boomerang gold system (formerly Boomerang East & Boomerang West targets) and 12 scout drill holes (2,113 m) targeting prospective litho-structural settings generated by the recently completed 3D VTEM / TMI inversion-modelling.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2023 year.

The present Boomerang mineralization expansion / definition drilling work forms part of an exploration initiative focussing on multiple mineralized targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure; over 1 km beyond the limits of the currently defined Zone 2 - Zone 3 mineralized footprint. Drill results for a total of 132 holes (26,968.5 m) have been reported to date for the ongoing Zone 3 mineral expansion drill program initiated following the database close-out date for September 2021.

Current 3D litho-structural modelling indicates that the gold mineralization within the mineralized footprint area occupies a licence-scale, 1st-order F2 synclinorium fold structure. Deposits are characterized by tensional arrays of auriferous quartz-carbonate veins typically hosted within or spatially associated with F1 or F2 folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with the diorite bodies having an interpreted Belt-type granitoid affinity.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

The assay results for 39 boreholes (10,250 m) completed from January to November 2023, including 27 holes (6,142 m) dedicated to the further expansion / definition of the Boomerang gold system and 12 scout holes (4,108 m) targeting prospective Zone 3 litho-structural settings, were reported by the Company on September 8 and December 20, 2023, including the following highlights:

Expansion Drilling (Boomerang SW Strike-Extension)

- 9.0 m at 5.27 grams per tonne gold ("g/t Au"), including 4.5 m at 8.98 g/t Au, from 65.5 m; and 15.4 m at 1.59 g/t Au, including 7.5 m at 2.01 g/t Au, from 120.0 m in KBDD23524

- 22.0 m at 1.17 g/t Au, including 15.7 m at 1.50 g/t Au, from 194.0 m in KBDD23522

- 4.5 m at 12.72 g/t Au, including 1.5 m at 33.73 g/t Au, from 145.5 m in KBDD23535

Expansion Drilling (Boomerang - SE Lateral / Down-Dip Extension)

- 55.1 m at 0.75 g/t Au, including 39.3 m at 0.95 g/t Au, and including 19.3 m at 1.45 g/t Au, from 353.9 m in KBDD23538

- 20.0 m at 0.84 g/t Au from 134.0 m; and 28.0 m at 0.47 g/t Au from 163.0 m in KBDD23534

- 9.0 m at 1.00 g/t Au from 40.0 m; and 33.0 m at 0.50 g/t Au from 184.0 m; and 29.0 m at 0.35 g/t Au from 304.0 m; and 6.0 m at 1.67 g/t Au from 357.0 m in KBDD22504

- 9.1 m at 0.75 g/t Au from 77.0; and 10.5 m at 0.71 g/t Au from 129.0; and 41.0 m at 0.72 g/t Au from 294.0 in KBDD22505

Definition Drilling (Boomerang - Main "Lower Shoot" Gold Zone)

- 51.0 m at 1.31 g/t Au, including 16.5 m at 3.09 g/t Au, from 127.0 m in KBDD23528

- 53.0 m at 1.06 g/t Au, including 30.0 m at 1.60 g/t Au, from 31.0 m in KBDD23527

- 33.0 m at 1.17 g/t Au, including 19.0 m at 1.76 g/t Au, from 7.0 m in KBDD23519

- 56.0 m at 1.40 g/t Au, including 20.0 m at 2.54 g/t Au, from 166.0 m in KBDD23530

- 50.0 m at 1.28 g/t Au, including 22.0 m at 1.93 g/t Au, from 258.0 m in KBDD23536

New High-Grade Gold Zone (Boomerang "Deep")

- 9.0 m at 9.29 g/t Au, including 4.5 m at 16.94 g/t Au, from 400.0 m in KBDD23536 (~90 m stratigraphy below (cross-plunge) of main Lower Shoot)

Current 3D litho-structural modelling appears to indicate that the Boomerang mineral expansion target, consisting of a multi-shoot gold system extending over approximately 650 m strike and 750 m down-plunge distances respectively, occupies a F2 meso-scale (parasitic) fold hinge structure developed on the north-western limb of the mineralization-controlling 1st-order F2 synclinorium fold. With the mineralization occurring as a NE-plunging system of stacked, flat-lying to concave-shaped, shallow SE-dipping gold shoots hosted within folded / strained diorite bodies and/or associated metasedimentary rock - diorite contacts.

Drilling to date has outlined three (4) principal gold shoots, including the Upper Shoot (s), the Lower Shoot, the Footwall Shoot and the SW Shoot (formerly Boomerang West), across an approximately 370 m cross-plunge distance. The Lower Shoot, presently the most prominent mineralization shoot of the Boomerang gold system, has so far been delineated from practically surface to a down-plunge depth of approximately 500 m along the fold hinge structure (approximately 345 m vertical depth from surface), and across an approximately 200 m NW-SE lateral distance.

Additional exploration activities on the Kibi Gold Project for the 2023 year included commencement of ground-proofing work on high-priority exploration targets generated by the recently completed 3D VTEM / TMI inversion models-based litho-structural modelling work. With a total of 542 infill soil geochemical samples and 179 prospecting (grab) samples collected on the newly identified Central Fold target centred approximately 1.5 km southeast of the Zone 2 - Zone 3 MRE trend. A further 139 prospecting (grab) samples were collected from an extensive auriferous silicified / pyritized siltstone rock float train spatially associated with an interpreted fold-nose structure located approximately 0.5 km southwest of the Boomerang resource expansion target. In situ source of auriferous siltstone material yet to be established by trenching / drilling.  Final compilation of the soil and prospecting sampling work is currently in progress.

Exploration activities for the 2022 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the Zone 3 mineralization expansion target generation drill program initiated in 2021.  Eighty-one (81) diamond core boreholes totalling 15,012 metres ("m") were completed by the Company's in-house drilling crews in 2022, including 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021. Drilling efforts for the current year also included 16 holes (2,240 m) designed to test structural geology and geophysical targets on the grassroots Cobra Creek (Zone 5) auriferous shear corridor prospect.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2022 year.

The present Boomerang East drilling work forms part of an exploration initiative targeting mineralization expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure; stretching over one kilometre beyond the limits of the current mineralized footprint area. Drill results for a total of 90 holes (15,551.5 m) have been reported to date for the ongoing Zone 3 mineralization expansion drill program initiated following the database close-out date of September 2021.

Gold mineralization within the mineralized footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity.  The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Drilling activities on the Kibi Gold Project for the 2022 year primarily targeted mineralization expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure, including: 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021; and three scout holes (376 m) to test prospective litho-structural gold settings. The assay results for 50 boreholes (10,135 m) completed from January to mid-November 2022 on the Boomerang East gold system were reported by the Company on February 18, June 23, September 27 and December 21, 2022, including the following highlights:

Boomerang East: Upper Shoot (s)

- 16.5 metres ("m") at 6.23 grams per tonne gold ("g/t Au"), including 6.5 m at 13.74 g/t Au, from 1.5 m in hole KBDD22455

- 11.3 m at 2.41 g/t Au, including 6.0 m at 3.40 g/t Au, from 11.0 m in hole KBDD22464

- 9.1 m at 1.21 g/t Au from 93.9 m in hole KBDD22469; followed by second interval of 16.3 m at 2.06 g/t Au from 141.7 m, including 5.7 m at 3.10 g/t Au

- 13.5 m at 3.20 g/t Au from 37.0 m in hole KBDD22478

Boomerang East: Lower Shoot (main gold zone)

- 77.0 m at 1.59 g/t Au, including 31.0 m at 3.23 g/t Au, from 122.0 m in hole KBDD22481

- 46.0 m at 1.39 g/t Au, including 20.0 m at 2.01 g/t Au, from 127.0 m in hole KBDD22475

- 43.0 m at 1.57 g/t Au, including 13.0 m at 3.21 g/t Au, from 52.0 m in hole KBDD22480

- 50.0 m at 1.35 g/t Au from 180.2 m in hole KBDD22484

- 45.0 m at 1.32 g/t Au, including 21.0 m at 2.03 g/t Au, from 12.0 m in hole KBDD22485

- 33.0 m at 1.76 g/t Au, including 15.0 m at 2.48 g/t Au, from 233.0 m in hole KBDD22463

Footwall Shoot (in footwall of main Lower Shoot gold zone)

- 22.0 m at 2.40 g/t Au, including 7.0 m at 5.35 g/t Au, from 226.0 m in KBDD22497

- 19.0 m at 0.76 g/t Au, including 7.0 m at 1.70 g/t Au, from 313.0 m in KBDD22495

Current 3D litho-structural modelling indicates that the Boomerang East gold system is emplaced within the inner arc of a tight, moderate NE-plunging, isoclinally folded diorite body. The mineralization appears to occur as a system of stacked, flat-lying to concave-shaped, NE-plunging gold shoots occupying the apparent fold hinge of the NE-trending Zone 2 - Zone 3 anticlinal fold structure.

Drilling to date has outlined three (3) principal gold shoots, including the Upper Shoot (s), the Lower Shoot, and the Footwall Shoot, across an approximately 250 m cross-plunge distance. The Lower Shoot, presently the most prominent mineralization shoot of the Boomerang East gold system, has so far been delineated from practically surface to a down-plunge depth of approximately 400 m along the fold hinge structure (approximately 275 m vertical depth from surface), and across an approximately 175 m NW-SE lateral distance. With the recently identified Footwall Shoot, a parallel mineralization zone lying approximately 25 m - 45 m below the main Lower Shoot gold zone (i.e., in the footwall), traced to date along the entire, approximately 400 m plunge-length of the Lower Shoot, and across an approximately 50 m - 150 m lateral distance.

Drilling efforts for the 2022 year also included 16 holes (2,240 m) on the grassroots Cobra Creek (Zone 5) target; an approximately 550 m wide, NE-trending, quartz-feldspar porphyry ("QFP") hosted, multi-structure braided shear zone system traced by trenching / outcrop stripping over an approximately 850 m strike length. Xtra-Gold undertook a 43 borehole (2,639 m) Phase I diamond core drill program on the Cobra Creek gold zone in 2016. Initial drilling efforts yielded some very exploration significant high-grade mineralized intercepts, including highlights of 4.5 m grading 10.9 g/t Au and 5.2 m grading 9.51 g/t Au (see the Company's news release of October 19, 2016).

The 2022 Cobra Creek exploration drilling program included: 8 holes (774 m) designed to better target / dissect flat-lying to shallow dipping gold-bearing extensional veining arrays and/or shallow plunging auriferous shoots; and 8 scout holes (1,466 m) targeting high-priority induced polarization (IP) / resistivity anomalies along the southeastern margin and projected southwestern extension of the QFP body.

Mineralized intercept highlights for the 8 holes targeting the down-plunge extensions of veining arrays and/or shallow plunging shoots, include: 10.4 m grading 2.0 g/t Au, including 10.05 g/t Au over 1.0 m, from 18.0 m in hole #CCDD22044; 16.9 m grading 1.61 g/t Au and 2.0 m grading 4.63 g/t Au from 25.1 m and 57.0 m respectively in #CCDD22047; 8.0 m grading 2.05 g/t Au, including 6.5 g/t Au over 1.0 m, from 10.0 m in #CCDD22048; and 4.0 m grading 4.44 g/t Au from 24.0 m in #CCDD22054. None of the 8 scout holes targeting geophysical targets returned any significant auriferous intercepts.

In late March, also in relation to our Kibi Gold Project, Xtra-Gold engaged TechnoImaging LLC ("TechnoImaging") of Salt Lake City, Utah, USA to undertake 3D geophysical modelling of an approximately 70 km2 subset area (585 line-km) of the Company's regional helicopter-borne VTEM - Mag survey, completed by Geotech Airborne Limited in 2011, to help identify prospective litho-structural gold setting targets. The geophysical modelling work included 3D joint inversion for conductivity and chargeability of the VTEM survey data, as well as 3D inversion of the Total Magnetic Intensity (TMI) to magnetic susceptibility and magnetization vector models. The Company received the final product of the TechnoImaging geophysical modelling work in mid-July and study result compilation is currently ongoing.

In mid-November, Xtra-Gold commissioned Tect Geological Consulting of West Somerset, South Africa ("Tect") to conduct an updated structural analysis of the Zone 2 - Zone 3 mineralized footprint area of the Kibi Gold Project. The detailed 3D litho-structural modelling work, encompassing an additional 90 drill holes (15,551.5 m) completed since the database close-out date for the current mineral estimate, in combination with the 3D VTEM / TMI inversion models produced by TechnoImaging, was undertaken to further define the structural controls of the gold mineralization and to generate high-priority exploration targets to help guide ongoing mineral expansion drilling efforts. The Company received the final product of the updated structural study from Tect in mid-February 2023, and study result compilation is currently ongoing.

We recognized other income, net, of $4,391,851 in 2024 (2023 - $2,300,969, 2022 - $3,269,906).  The 2024 gains can mostly be attributed to the recovery of gold due to gold price increases, and reduced impairment charges against private investments.  Foreign exchange losses in 2024 resulted from continued devaluation of the Ghana cedi against the USD, while the Canadian dollar suffered exchange losses in 2024.  During the year ended December 31, 2024, we sold 3,521 fine ounces of gold at an average price of US$2,264 for net proceeds of $4,166,130 (2023 -3,978 fine ounces of gold at an average price of US$1,811 for net proceeds of $3,527,354, 2022 - 3,778 fine ounces of gold at an average price of US$1,820 for net proceeds of $3,704,167).  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

The Company had no warrants outstanding in 2024, 2023 and 2022.

During the year ended December 31, 2024, our company had a foreign exchange loss of $352,509 (2023 - loss of $203,212, 2022 - loss of $938,422) due to changes in the relative strength in the U.S. dollar, mostly against the Canadian dollar assets, but also against the Ghana cedi .  The Company holds a substantial amount of its investment portfolio in Canadian dollars and this portfolio value weakened with the US dollar strength.  In Ghana, the cedi depreciated over 19% against the US dollar in 2024, 40% against the US dollar in 2023 and 30% against the US dollar in 2022.

Our Company recognized a trading and holding gain on marketable securities in 2024 of $159,967 (2023 - loss of $58,197, 2022 - gain of $360,754). No significant impairment losses of the private equities investments were recognized in 2024. The 2023 investment loss was also affected by an impairment loss of $1,336,501 against private investments. Portfolio gains in 2022 created most of the gain in that year.  Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Interest earned and dividends on the investment portfolio assets were $418,263 in the year ended December 31, 2024 (2023 - $371,525, 2022 - $143,407).

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

There were no capital raising transactions in 2024, 2023 or 2022.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $1,021,851 during 2024.

Operations provided cash of $2,278,860.  Inventory was increased by $343,389 due to the timing of smelt shipments.  Payables were increased, mostly due to an accrual for income taxes payable in Ghana related to 2024 operations.  Other operating expenses were mostly cash neutral.  At December 31, 2024, accounts payable and accrued liabilities increased by $524,558 to $1,790,250, mostly due to an income tax accrual increase. Amounts due to related parties decreased by $61,813 to $90,602 in the year ended December 31, 2024. With no gold shipments in the fourth quarter of 2024, royalty payments to the government for the third quarter were remitted, reducing our balances payable.  Our cash and cash equivalents as at December 31, 2024 were sufficient to pay these liabilities.

Investing activities in 2024 used $1,084,186 of cash.  Cash of $3,320,981 was used to purchase investments in 2024 while proceeds from the sale of investments generated $2,277,652 of cash.  Cash of $40,857 was used to purchase a pickup truck during 2024.

During the year ended December 31, 2024, our Company used $172,823 of cash for financing activities.  We repurchased 178,200 of our shares at a cost of $155,584 and cancelled these shares.  Also, during the month ended December 31, 2023, the Company repurchased 28,500 of our shares at a cost of $20,744.  These shares were reported as shares in treasury at December 31, 2023 and were cancelled in January 2024.  Further, during the month ended December 31, 2024, the company repurchased 13,300 of our shares at a cost of $17,239.  These shares were reported as shares in treasury at December 31, 2024 and were cancelled in January 2025.

We believe that our company has sufficient working capital to achieve our 2024 operating plan. However, our historical losses and potential limited remaining alluvial deposits could affect our future operation ability.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

At December 31, 2024, we had total cash and cash equivalents and restricted cash of $8,472,635 (December 31, 2023 - $7,450,784).  Working capital as of December 31, 2024 was $10,754,786 (December 31, 2023 - $8,767,542).  In both periods, the increase in working capital mostly reflects the gold recovery and gold inventory on hand.  Investment impairment charges in 2023 negatively affected working capital.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at April 1, 2025, December 31, 2024, December 31, 2023, and December 31, 2022 were as follows:

	May 9, 2025	December 31, 2024	December 31, 2023	December 31, 2022
Common Shares	45,944,217	45,994,517	46,201,217	46,446,917
Warrants	-	-	-	-
Stock Options	2,923,500	2,923,500	2,648,500	2,586,000
Fully diluted	48,867,717	48,918,017	48,849,717	49,032,917

Subsequent to December 31, 2024, 13,300 shares which were purchased in December 2024 were cancelled.  Also, 37,000 shares which were purchased in January and February 2025 were cancelled. The company purchased a further 23,200 shares under the expiring buyback program in March 2025, and 9,800 shares in March 2025 subsequent to the renewal of the buyback program.  A further 37,300 shares were repurchased in April 2025. These shares are held in treasury and will be cancelled in the normal course of business.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $1.2 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2025 budget to carry out our plan of operations is approximately $2,350,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2025.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

Operational Considerations

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a profit of $1,675,412 for the year ended December 31, 2024, and it has an accumulated a deficit of $19,835,914.  Results for the year ended December 31, 2024 are not necessarily indicative of future results.  The uncertainty of gold recovery and the fact the Company does not have a demonstrably viable business to provide future funds, raises potential liquidity concerns related to future operations.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  Alluvial operation have a limited remaining life, so will not be able to contribute cash for longer than about two years. The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required. These factors raise doubt about the Company's ability to continue as a going concern.

Related Party Transactions

During the years ended December 31, 2023, 2022 and 2022, the Company entered into the following transactions with related parties:

	December 31, 2024	December 31, 2023	December 31, 2021

Consulting fees paid or accrued to officers or their companies	$1,082,804	$1,035,063	$909,314
Directors' fees	2,191	2,223	2,308

Stock option grants to officers and directors	88,543	23,750	120,563
Stock option grant price range	$0.95	$0.68	$0.60

Of the total consulting fees noted above, $797,186, $720,442, and $691,435 for the years ended December 31, 2024, 2023, and 2022 respectively, was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $398,593, $360,221 and $345,717, of this amount for the years ended December 31, 2024, 2023, and 2022, respectively.  As at December 31, 2024 and 2023 respectively, a balance of $90,602 and a prepaid balance of $152,412 exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company.  During 2024, the Company granted 175,000 options to insiders at a price of $0.95 (CAD$1.30).  A total of $88,543 was included in consulting fees related to these options.  During 2023, the Company granted 62,500 options to insiders at a price of $0.68 (CAD$0.92).  A total of $23,750 was included in consulting fees related to these options.  During 2022, the Company granted 350,000 options to insiders at a price of $0.60 (CAD$0.81).  A total of $120,563 was included in consulting fees related to these options.  On July 1, 2022, the original terms of existing options were extended.  The Company recognized an expense of $77,092 related to the extension of the option terms to maturity related to insiders.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

● to the Minerals Commission of Ghana for:

(a) to the Minerals Commission for:

(i) a new grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a new grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities.  In each of 2024 and 2023 we purchased one pickup. In 2022 we purchased one pickup and a drill. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and re-evaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our debt securities, at their fair value, by significant investment categories as of December 31, 2024 and 2023:

Level 1 - Cash equivalents	December 31, 2024	December 31, 2023

Money market funds	$6,750,465	$6,738,412
	$6,750,465	$6,738,412

	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$8,176,313	$8,176,313	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	3,221,598	3,221,598	-	-
Total	$11,694,233	$11,694,233	$-	$-

	December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$7,154,462	$7,154,462	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	2,212,401	2,212,401	-	-
Total	$9,663,185	$9,663,185	$-	$-

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, the valuation of our investment portfolio, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements").  These statements relate to future events or our company's future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold's properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers	Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.
Economic, political and industry market conditions will be favourable.	Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.
Potential to expand the NI 43-101 resources on Xtra-Gold's existing projects and achieve its growth targets	Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.	Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Forward-Looking Statements	Assumptions	Risk Factors
Operating, exploration and development costs will be consistent with our expectations.
Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.	Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.
Ability to meet working capital needs for fiscal 2024

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra-Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold's properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management's outlook regarding future trends

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold's ability to predict or control.  Please also make reference to those risk factors listed in the "Risk Factors" section above.  Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.  If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated:  May 15, 2025